UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )

Skyline Champion Corporation
(Name of Issuer)

Common Stock, par value $0.0277 per share
(Title of Class of Securities)

830830105
(CUSIP Number)

Ms. Susanne V. Clark
375 Park Avenue
New York, NY 10152
(212) 672-5000

With a copy to each of:

Craig Marcus
Zachary Blume
Ropes & Gray LLP
800 Boylston Street
Boston, MA 02199
(617) 951-7000

Caroline B. Gottschalk
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-3523
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 830830105	SCHEDULE 13D	Page 2 of 18 Pages

1	NAMES OF REPORTING PERSONS Centerbridge Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,050,933
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,050,933
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,050,933
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 830830105	SCHEDULE 13D	Page 3 of 18 Pages

1	NAMES OF REPORTING PERSONS Centerbridge Capital Partners Strategic, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 441,584
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 441,584
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 441,584
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 830830105	SCHEDULE 13D	Page 4 of 18 Pages

1	NAMES OF REPORTING PERSONS CCP Champion Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 321,013
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 321,013
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 321,013
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 830830105	SCHEDULE 13D	Page 5 of 18 Pages

1	NAMES OF REPORTING PERSONS Centerbridge Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,813,530
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,813,530
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,813,530
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 830830105	SCHEDULE 13D	Page 6 of 18 Pages

1	NAMES OF REPORTING PERSONS Centerbridge Cayman GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,813,530
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,813,530
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,813,530
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 830830105	SCHEDULE 13D	Page 7 of 18 Pages

1	NAMES OF REPORTING PERSONS Centerbridge Capital Partners SBS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 119,762
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 119,762
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 119,762
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 830830105	SCHEDULE 13D	Page 8 of 18 Pages

1	NAMES OF REPORTING PERSONS CCP SBS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 119,762
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 119,762
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 119,762
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 830830105	SCHEDULE 13D	Page 9 of 18 Pages

1	NAMES OF REPORTING PERSONS Mark T. Gallogly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,933,292
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,933,292
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,933,292
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 830830105	SCHEDULE 13D	Page 10 of 18 Pages

1	NAMES OF REPORTING PERSONS Jeffrey H. Aronson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,933,292
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,933,292
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,933,292
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

Item 1.	Security and Issuer.
This Schedule 13D ("Schedule 13D") relates to the shares of common stock, par value $0.0277 per share ("Common Stock"), of Skyline Champion Corporation (the "Issuer"). The principal executive offices of the Issuer are located at P.O. Box 743, 2520 By-Pass Road, Elkhart, IN 46515.

Item 2.	Identity and Background.
(a), (f)  This Schedule 13D is filed by:

i.	Centerbridge Capital Partners, L.P., a Delaware limited partnership ("CCP"), with respect to the Common Stock beneficially owned by it;

ii.	Centerbridge Capital Partners Strategic, L.P., a Delaware limited partnership ("CCPS"), with respect to the Common Stock beneficially owned by it;

iii.	CCP Champion Investors, LLC, a Delaware limited liability company ("CCPCI"), with respect to the Common Stock beneficially owned by it;

iv.
Centerbridge Associates, L.P., a Delaware limited partnership ("Centerbridge Associates"), as general partner of CCP and CCPS and as manager of CCPCI, with respect to the Common Stock beneficially owned by CCP, CCPS and CCPCI;

v.	Centerbridge Cayman GP Ltd., a Cayman Islands exempted company ("Cayman GP"), as general partner of Centerbridge Associates, with respect to the Common Stock beneficially owned by CCP, CCPS and CCPCI;

vi.
Centerbridge Capital Partners SBS, L.P., a Delaware limited partnership ("SBS", and collectively with CCP, CCPS and CCPCI, the "Centerbridge Funds"), with respect to the Common Stock beneficially owned by it:

vii.	CCP SBS GP, LLC, a Delaware limited liability company ("SBS GP"), as general partner of SBS, with respect to the Common Stock beneficially owned by SBS;

viii.
Mark T. Gallogly, a United States citizen ("Mr. Gallogly"), indirectly, through various intermediate entities controls each of the Centerbridge Funds, with respect to the Common Stock beneficially owned by the Centerbridge Funds; and

ix.
Jeffrey H. Aronson, a United States citizen ("Mr. Aronson"), indirectly, through various intermediate entities controls each of the Centerbridge Funds, with respect to the Common Stock beneficially owned by the Centerbridge Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Information required by Instruction C of Schedule 13D with respect to the directors of Cayman GP is set forth on Schedule A attached hereto.

(b) The business address of each Reporting Person is 375 Park Avenue, 12th Floor, New York, New York 10152.

(c)  Other than Mr. Gallogly and Mr. Aronson, the Reporting Persons are private investment funds (or their general partners or similar types of entities) principally engaged in the business of making investments in financial instruments.  Mr. Gallogly is a Managing Principal of Centerbridge Partners, L.P.  Mr. Aronson is a Managing Principal of Centerbridge Partners, L.P.

 (d) – (e) During the past five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
The information set forth in or incorporated by reference in Items 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

On June 1, 2018 (the "Closing Date"), the Issuer and Champion Enterprises Holdings, LLC ("Champion") completed the transactions contemplated by that certain Share Contribution & Exchange Agreement (the "Exchange Agreement"), dated as of January 5, 2018, by and between the Issuer and Champion.  Pursuant to the Exchange Agreement, at the closing of the transactions contemplated by the Exchange Agreement (the "Closing") (i) Champion contributed to the Issuer all of the issued and outstanding shares of common stock of Champion's wholly-owned operating subsidiaries, Champion Home Builders, Inc., a Delaware corporation ("CHB"), and CHB International B.V., a Dutch private limited liability company ("CIBV") (the shares of stock of CHB and CIBV to be contributed to the Issuer, the "Contributed Shares"), and (ii) in exchange for the Contributed Shares, the Issuer, at the direction of Champion, issued directly to the members of Champion, including the Centerbridge Funds (the "Shares Issuance"), an aggregate of 47,752,008 shares of Common Stock such that, at the Closing, the members of Champion collectively held 84.5%, and the Issuer's pre-Closing security holders held 15.5%, of the shares of Common Stock of the Issuer on a fully-diluted basis. The contribution of the Contributed Shares by Champion to the Issuer and the Shares Issuance by the Issuer to the members of Champion are collectively referred to herein as the "Exchange."

The shares of Common Stock issued directly to the members of Champion, including the shares of Common Stock reported herein that were issued to the Centerbridge Funds, were issued in exchange for the contribution of the Contributed Shares by Champion to the Issuer.  The Reporting Persons did not pay any other consideration for the shares Common Stock received in the Exchange.

Item 4.	Purpose of Transaction.
The information set forth in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Exchange Agreement

Pursuant to the Exchange Agreement, in addition to the transactions described in Item 3, (a) effective as of June 4, 2018, the size of the board of directors of the Issuer (the "Issuer Board") was expanded to consist of eleven (11) members, consisting of two members identified as "Company Appointees," who were designated by the Issuer's pre-Closing Issuer Board pursuant to written notice provided by the Issuer to Champion, and nine members identified as "Contributor Appointees," who were designated by the Sponsors (as defined below) pursuant to written notice provided by Champion to the Issuer, and (b) effective immediately following the Closing, the specified persons set forth in the Exchange Agreement were appointed to serve as the officers of the Issuer together with such other officers as designated by Champion.  Daniel Osnoss and Ian Samuels are Contributor Appointees who are affiliated with the Reporting Persons.

Ancillary Agreements

In connection with the Closing, the Issuer, Champion, the Reporting Persons, affiliates of Sankaty Credit Opportunities IV, L.P. (collectively, the "Bain Entities") and MAK-RO Capital Master Fund L.P. (collectively, the "MAK Entities" and, together with the Bain Entities and the Reporting Persons, the "Sponsors and certain other parties entered into various ancillary agreements governing activities of the parties in respect of the Issuer after the Closing.

Registration Rights Agreement

On the Closing Date, the Issuer, the Sponsors, Champion and certain other parties entered into a registration rights agreement (the "Registration Rights Agreement") providing for, among other things, customary demand and "piggyback" registration rights in favor of the Sponsors and other members of Champion in connection with the shares of the Common Stock received in the Exchange.  The Sponsors expect to exercise their demand registration rights under the Registration Rights Agreement in connection with the sale, from time to time, of their Exchange Shares.

Investor Rights Agreement

Also on the Closing Date, the Issuer, the Sponsors, Champion and certain other parties entered into an investor rights agreement (the "Investor Rights Agreement") providing for, among other things, certain agreements relating to the composition of the Issuer Board and certain information rights.

Coordination Agreement & Proxy

In connection with the Exchange, the Sponsors entered into an Amended and Restated Coordination Agreement, dated as of May 31, 2018 (the "Coordination Agreement"), which provides for, among other things, coordination among the Sponsors in respect of the exercise of their registration rights pursuant to the Registration Rights Agreement and certain agreements among Sponsors relating to the composition of the Issuer Board, the transfer of shares of Common Stock, and the voting of shares of Common Stock by the Sponsors.

Pursuant to the Coordination Agreement, except as set forth therein, each Sponsor agreed to vote, or cause its shares to be voted, as directed by the Sponsor Majority (as defined below), on all matters presented to the holders of the shares of Common Stock.  If a Sponsor fails to vote on any matter presented to the holders of the shares of Common Stock (a "Non-Voting Sponsor"), each other Sponsor shall be permitted to vote, or cause to be voted, the shares of Common Stock held by the Non-Voting Sponsor in accordance with the direction of the Sponsor Majority.  In furtherance of the voting agreement set forth in the Coordination Agreement, on the Closing Date, each Sponsor granted to each other Sponsor an irrevocable proxy and power of attorney to vote, or cause its shares of Common Stock to be voted in accordance with the Sponsor Majority (as defined below), on all matters that are presented to the holders of shares of Common Stock (the "Proxy").  For purposes of the Coordination Agreement, the "Sponsor Majority" is the approval or direction of (i) at least two of the Sponsors then holding 5% or more of the outstanding shares of Common Stock (the "Minimum Ownership Threshold"), if there is more than one Sponsor then satisfying the Minimum Ownership Threshold, and (ii) one Sponsor then satisfying the Minimum Ownership Threshold, if there is only one Sponsor then satisfying the Minimum Ownership Threshold.  The Proxy is an irrevocable proxy coupled with an interest and will continue in full force and effect until the closing of the initial offer and sale of shares of Common Stock by the Sponsors for cash pursuant to an effective registration statement, at which time the Proxy shall automatically terminate.

The foregoing descriptions of the Exchange Agreement, the Registration Rights Agreement, the Investor Rights Agreement, the Coordination Agreement and the Proxy are summaries, do not purport to be complete, and are qualified in their entirety by reference to the full text of the Exchange Agreement, the Registration Rights Agreement, the Investor Rights Agreement, the Coordination Agreement and the Proxy, copies of which are filed as exhibits to the Company's Current Report on Form 8-K filed June 6, 2018, which are incorporated herein by reference or, in the case of the Proxy, a copy of which is filed as an exhibit hereto.

Except for the foregoing, the Reporting Persons do not have, as of the date of this filing, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may from time to time consider plans or proposals that would relate to, or would result in, the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D and, in connection therewith, may discuss, evaluate and/or pursue such plans or proposals with their advisors, the Issuer or other persons, including the other parties to the Registration Rights Agreement, the Investor Rights Agreement or the Coordination Agreement.  In particular, subject to the terms and conditions of the Coordination Agreement, the Centerbridge Funds may sell some or all of their shares of Common Stock in the open market or otherwise, at any time or from time to time.

Item 5.	Interest in Securities of the Issuer.
(a) – (b) The percentages of Common Stock reported herein are based on 56,143,252 shares of Common Stock being outstanding as of June 1, 2018, based on the 8,391,244 shares of Common Stock outstanding prior to the Shares Issuance (as defined in Item 3), as disclosed by the Issuer in its Definitive Proxy Statement filed with the Securities and Exchange Commission ("SEC") on April 25, 2018, and the 47,752,008 shares of Common Stock issued in the Exchange (as defined in Item 3), as disclosed by the Issuer in its Current Report on Form 8-K filed with the SEC on June 6, 2018.

Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own Common Stock as follows:

 1.  Centerbridge Capital Partners, L.P.
a.  Amount beneficially owned: 13,050,933
b.  Percent of class: 23.2%
c.  Voting and dispositive power:
i.  Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 13,050,933
iii. Sole power to dispose or direct the disposition of: 0
iv. Shared power to dispose or direct the disposition of: 13,050,933

CCP has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which powers may also be exercised by Centerbridge Associates, its general partner, and Cayman GP, the general partner of Centerbridge Associates.  Neither Centerbridge Associates nor Cayman GP directly owns any of the shares of Common Stock.  By reason of the provisions of Rule 13d-3 under the Act, each may be deemed to beneficially own the shares of Common Stock beneficially owned by CCP.  However, none of the foregoing should be construed in and of itself as an admission by Centerbridge Associates or Cayman GP or by any Reporting Person as to beneficial ownership of Common Stock owned by another Reporting Person.  In addition, each of Centerbridge Associates and Cayman GP expressly disclaims beneficial ownership of shares of Common Stock owned by CCP.

2.  Centerbridge Capital Partners Strategic, L.P.
a.  Amount beneficially owned: 441,584
b.  Percent of class: 0.8%
c.  Voting and dispositive power:
i.  Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 441,584
iii. Sole power to dispose or direct the disposition of: 0
iv. Shared power to dispose or direct the disposition of: 441,584

CCPS has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which powers may also be exercised by Centerbridge Associates, its general partner, and Cayman GP, the general partner of Centerbridge Associates.  Neither Centerbridge Associates nor Cayman GP directly owns any of the shares of Common Stock.  By reason of the provisions of Rule 13d-3 under the Act, each may be deemed to beneficially own the shares of Common Stock beneficially owned by CCPS.  However, none of the foregoing should be construed in and of itself as an admission by Centerbridge Associates or Cayman GP or by any Reporting Person as to beneficial ownership of Common Stock owned by another Reporting Person.  In addition, each of Centerbridge Associates and Cayman GP expressly disclaims beneficial ownership of shares of Common Stock owned by CCPS.

3.  CCP Champion Investors, LLC
a.  Amount beneficially owned: 321,013
b.  Percent of class: 0.6%
c.  Voting and dispositive power:
i.  Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 321,013
iii. Sole power to dispose or direct the disposition of: 0
iv. Shared power to dispose or direct the disposition of: 321,013

CCPCI has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which powers may also be exercised by Centerbridge Associates, its manager, and Cayman GP, the general partner of Centerbridge Associates.  Neither Centerbridge Associates nor Cayman GP directly owns any of the shares of Common Stock.  By reason of the provisions of Rule 13d-3 under the Act, each may be deemed to beneficially own the shares of Common Stock beneficially owned by CCPCI.  However, none of the foregoing should be construed in and of itself as an admission by Centerbridge Associates or Cayman GP or by any Reporting Person as to beneficial ownership of Common Stock owned by another Reporting Person.  In addition, each of Centerbridge Associates and Cayman GP expressly disclaims beneficial ownership of shares of Common Stock owned by CCPCI.

4.  Centerbridge Associates and Cayman GP
a.  Amount beneficially owned: 13,813,530
b.  Percent of class: 24.6%
c.  Voting and dispositive power:
i.  Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 13,813,530
iii. Sole power to dispose or direct the disposition of: 0
iv. Shared power to dispose or direct the disposition of: 13,813,530

Neither Centerbridge Associates nor Cayman GP directly owns any shares of Common Stock.  Centerbridge Associates, as general partner of CCP and CCPS, and as manager of CCPCI, has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by CCP, CCPS and CCPCI, which powers may also be exercised by Cayman GP, the general partner of Centerbridge Associates.  By reason of the provisions of Rule 13d-3 under the Act, Centerbridge Associates and Cayman GP may be deemed to beneficially own the shares of Common Stock beneficially owned by CCP, CCPS and CCPCI.  However, none of the foregoing should be construed in and of itself as an admission by Centerbridge Associates or Cayman GP or by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.  In addition, each of Centerbridge Associates and Cayman GP expressly disclaims beneficial ownership of shares of Common Stock owned by CCP, CCPS and CCPCI.

    5.  Centerbridge Capital Partners SBS, L.P. and CCP SBS GP, LLC
a.  Amount beneficially owned: 119,762
b.  Percent of class: 0.2%
c.  Voting and dispositive power:
i.  Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 119,762
iii. Sole power to dispose or direct the disposition of: 0
iv. Shared power to dispose or direct the disposition of: 119,762

SBS has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which powers may also be exercised by SBS GP, its general partner.  SBS GP does not directly own any of the shares of Common Stock.  By reason of the provisions of Rule 13d-3 under the Act, SBS GP may be deemed to beneficially own the shares of Common Stock beneficially owned by SBS.  However, none of the foregoing should be construed in and of itself as an admission by SBS GP or by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.  In addition, SBS GP expressly disclaims beneficial ownership of shares of Common Stock owned by SBS.

6.  Mark T. Gallogly and Jeffrey H. Aronson
a.  Amount beneficially owned: 13,933,292
b.  Percent of class: 24.8%
c.  Voting and dispositive power:
i.  Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 13,933,292
iii. Sole power to dispose or direct the disposition of: 0
iv. Shared power to dispose or direct the disposition of: 13,933,292

Messrs. Gallogly and Aronson, indirectly, through various intermediate entities control each of the Centerbridge Funds.  Neither Mr. Gallogly nor Mr. Aronson directly owns any of the shares of Common Stock.  By reason of the provisions of Rule 13d-3 under the Act, each may be deemed to beneficially own the shares of Common Stock beneficially owned by the Centerbridge Funds.  However, none of the foregoing should be construed in and of itself as an admission by Messrs. Gallogly or Aronson or by any Reporting Person as to beneficial ownership of the shares of Common Stock owned by another Reporting Person.  In addition, each of Mr. Gallogly and Mr. Aronson expressly disclaims beneficial ownership of the shares of Common Stock owned by any of the Centerbridge Funds.

By virtue of the Investor Rights Agreement and the Coordination Agreement, the Reporting Persons and other Sponsors may be deemed to be members of a "group" (within the meaning of Rule 13d-5 under the Act) that beneficially owns an aggregate of 41,465,923 shares, or approximately 73.9%, of the outstanding shares of Common Stock.  However, the filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons and the other Sponsors are members of any such group.  Each of the other Sponsors is separately filing a Schedule 13D reporting its beneficial ownership of the shares of Common Stock held by it. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock held by each of the other Sponsors.

(c) Except for the Share Issuance, no Reporting Person has effected any transaction in the Common Stock during the past 60 days.

(d) To the knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information set forth in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.  By virtue of the Investor Rights Agreement and the Coordination Agreement, the Reporting Persons and the other Sponsors may be deemed to be a "group" (within the meaning of Rule 13d-5 under the Act) with respect to the shares of Common Stock of the Issuer beneficially owned by each of them.

The agreement among the Reporting Persons related to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.

1.	Joint Filing Agreement
2.
Share Contribution & Exchange Agreement dated January 5, 2018 by and among Skyline Corporation and Champion Enterprises Holdings, LLC (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed on January 5, 2018).

3.
Amended and Restated Coordination Agreement, dated as of May 31, 2018, by and among Sankaty Champion Holdings, LLC, Sankaty Credit Opportunities IV, L.P., Centerbridge Capital Partners, L.P., Centerbridge Capital Partners Strategic, L.P., Centerbridge Capital Partners SBS, L.P., CCP Champion Investors, LLC, MAK Champion Investments LLC and MAK-RO Capital Master Fund L.P. (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed on June 6, 2018).

4.
Irrevocable Proxy Pursuant to Amended and Restated Coordination Agreement, dated as of June 1, 2018, by Sankaty Champion Holdings, LLC and Sankaty Credit Opportunities IV, L.P., in favor of Centerbridge Capital Partners, L.P., Centerbridge Capital Partners Strategic, L.P., Centerbridge Capital Partners SBS, L.P., CCP Champion Investors, LLC, MAK Champion Investment LLC and MAK-RO Capital Master Fund L.P.

5.
Irrevocable Proxy Pursuant to Amended and Restated Coordination Agreement, dated as of June 1, 2018, by MAK Champion Investment LLC and MAK-RO Capital Master Fund L.P. in favor of Sankaty Champion Holdings, LLC, Sankaty Credit Opportunities IV, L.P., Centerbridge Capital Partners, L.P., Centerbridge Capital Partners Strategic, L.P., Centerbridge Capital Partners SBS, L.P., and CCP Champion Investors, LLC.

6.
Irrevocable Proxy Pursuant to Amended and Restated Coordination Agreement, dated as of June 1, 2018, by Centerbridge Capital Partners, L.P., Centerbridge Capital Partners Strategic, L.P., Centerbridge Capital Partners SBS, L.P., and CCP Champion Investors, LLC in favor of Sankaty Champion Holdings, LLC, Sankaty Credit Opportunities IV, L.P., MAK Champion Investment LLC and MAK-RO Capital Master Fund L.P.

7.
Investor Rights Agreement, dated as of June 1, 2018, by and among Skyline Champion Corporation, Champion Enterprises Holdings, LLC, Sankaty Champion Holdings, LLC, Sankaty Credit Opportunities IV, L.P., Centerbridge Capital Partners, L.P., Centerbridge Capital Partners Strategic, L.P., Centerbridge Capital Partners SBS, L.P., CCP Champion Investors, LLC, MAK Champion Investment LLC and MAK-RO Capital Master Fund L.P (incorporated by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K filed on June 6, 2018).

8.
Registration Rights Agreement, dated as of June 1, 2018, by and among Skyline Champion Corporation, Champion Enterprises Holdings, LLC, Arthur J. Decio, Sankaty Champion Holdings, LLC, Sankaty Credit Opportunities IV, L.P., Centerbridge Capital Partners, L.P., Centerbridge Capital Partners Strategic, L.P., Centerbridge Capital Partners SBS, L.P., CCP Champion Investors, LLC, MAK Champion Investment LLC, MAK-RO Capital Master Fund L.P., and each other person party thereto (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed on June 6, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2018
CENTERBRIDGE CAPITAL PARTNERS, L.P.

BY: CENTERBRIDGE ASSOCIATES, L.P., its general partner

BY: CENTERBRIDGE CAYMAN GP LTD., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS STRATEGIC, L.P.

BY: CENTERBRIDGE ASSOCIATES, L.P., its general partner

BY: CENTERBRIDGE CAYMAN GP LTD., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CCP CHAMPION INVESTORS, LLC

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CENTERBRIDGE ASSOCIATES, L.P.

BY: CENTERBRIDGE CAYMAN GP LTD., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CENTERBRIDGE CAYMAN GP LTD.

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS SBS, L.P.

BY: CCP SBS GP, LLC, its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CCP SBS GP, LLC

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

MARK T. GALLOGLY

/s/ Mark T. Gallogly
Mark T. Gallogly

JEFFREY H. ARONSON

/s/ Jeffrey H. Aronson
Jeffrey H. Aronson

SCHEDULE A

Centerbridge Cayman GP Ltd.

The directors of Centerbridge Cayman GP Ltd. are Mark T. Gallogly and Jeffrey H. Aronson.  Mr. Gallogy and Mr. Aronson are Reporting Persons.

INDEX TO EXHIBITS

1.	Joint Filing Agreement
2.
Share Contribution & Exchange Agreement dated January 5, 2018 by and among Skyline Corporation and Champion Enterprises Holdings, LLC (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed on January 5, 2018).

3.
Amended and Restated Coordination Agreement, dated as of May 31, 2018, by and among Sankaty Champion Holdings, LLC, Sankaty Credit Opportunities IV, L.P., Centerbridge Capital Partners, L.P., Centerbridge Capital Partners Strategic, L.P., Centerbridge Capital Partners SBS, L.P., CCP Champion Investors, LLC, MAK Champion Investments LLC and MAK-RO Capital Master Fund L.P. (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed on June 6, 2018).

4.
Irrevocable Proxy Pursuant to Amended and Restated Coordination Agreement, dated as of June 1, 2018, by Sankaty Champion Holdings, LLC and Sankaty Credit Opportunities IV, L.P., in favor of Centerbridge Capital Partners, L.P., Centerbridge Capital Partners Strategic, L.P., Centerbridge Capital Partners SBS, L.P., CCP Champion Investors, LLC, MAK Champion Investment LLC and MAK-RO Capital Master Fund L.P.

5.
Irrevocable Proxy Pursuant to Amended and Restated Coordination Agreement, dated as of June 1, 2018, by MAK Champion Investment LLC and MAK-RO Capital Master Fund L.P. in favor of Sankaty Champion Holdings, LLC, Sankaty Credit Opportunities IV, L.P., Centerbridge Capital Partners, L.P., Centerbridge Capital Partners Strategic, L.P., Centerbridge Capital Partners SBS, L.P., and CCP Champion Investors, LLC.

6.
Irrevocable Proxy Pursuant to Amended and Restated Coordination Agreement, dated as of June 1, 2018, by Centerbridge Capital Partners, L.P., Centerbridge Capital Partners Strategic, L.P., Centerbridge Capital Partners SBS, L.P., and CCP Champion Investors, LLC in favor of Sankaty Champion Holdings, LLC, Sankaty Credit Opportunities IV, L.P., MAK Champion Investment LLC and MAK-RO Capital Master Fund L.P.

7.
Investor Rights Agreement, dated as of June 1, 2018, by and among Skyline Champion Corporation, Champion Enterprises Holdings, LLC, Sankaty Champion Holdings, LLC, Sankaty Credit Opportunities IV, L.P., Centerbridge Capital Partners, L.P., Centerbridge Capital Partners Strategic, L.P., Centerbridge Capital Partners SBS, L.P., CCP Champion Investors, LLC, MAK Champion Investment LLC and MAK-RO Capital Master Fund L.P (incorporated by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K filed on June 6, 2018).

8.
Registration Rights Agreement, dated as of June 1, 2018, by and among Skyline Champion Corporation, Champion Enterprises Holdings, LLC, Arthur J. Decio, Sankaty Champion Holdings, LLC, Sankaty Credit Opportunities IV, L.P., Centerbridge Capital Partners, L.P., Centerbridge Capital Partners Strategic, L.P., Centerbridge Capital Partners SBS, L.P., CCP Champion Investors, LLC, MAK Champion Investment LLC, MAK-RO Capital Master Fund L.P., and each other person party thereto (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed on June 6, 2018).